SUPPLEMENT NO. 2
                               dated March 1, 1996
                                to the Prospectus
                              dated October 2, 1995
                        for the TIAA Real Estate Account

        The following supplements the information set forth in Appendix A of the
Prospectus:

OFFICE BUILDINGS

Southbank Business Park - Phoenix, Arizona

        On February 27, 1996, the Real Estate Account purchased the fee interest (i.e., ownership of underlying land and all buildings and other improvements on the land) in a 122,609 square foot office/service building in Phoenix, Arizona, for a purchase price of approximately $10.05 million. The property is not subject to a mortgage.

        The building, completed in 1995, is located on approximately 9.9 acres of land with 638 parking spaces. It is currently 100% occupied by four tenants in the service industry, with rents averaging $8.77 per square foot. None of the leases expire until the year 2000, when leases on 65% of the space expire; those leases together represent total annual rent payments of approximately $684,907. Although the terms vary under each lease, most of the expenses for operating the property are either borne or reimbursed by the tenants.

        The building is located within the Southbank Business Park adjacent to the Phoenix Airport and is easily accessible from either side of the Phoenix metropolitan area. Phoenix has experienced positive population and employment growth over the last 15 years. Over 29% of its employment base is comprised of employees in the service industry.